-----------------                              U.S. SECURITIES AND EXCHANGE COMMISSION                  ----------------------------
| F  O  R  M  4 |                                      Washington, D.C. 20549                           |       OMB APPROVAL       |
-----------------                                                                                       |--------------------------|
[ ] Check this box if no                   STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP                 |OMB Number       3235-0287|
    longer subject to                                                                                   |Expires: December 31, 2001|
    Section 16. Form 4 or                                                                               |Estimated average burden  |
    Form 5 obligations may  Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,     |hours per response.....0.5|
    continue. See               Section 17(a) of the Public Utility Holding Company Act of 1935 or      ----------------------------
    Instruction 1(b)                     Section 30(f) of the Investment Company Act 1940

(Print or Type response)
------------------------------------------------------------------------------------------------------------------------------------
|1.Name and Address of Reporting Person* |2.Issuer Name and Ticker or Trading Symbol      |6.Relationship of Reporting Person to   |
|                                        |                                                |  Issuer (Check all Applicable)         |
|  PACIFIC  USA  HOLDINGS  CORP.(1)      |  Monaco Finance, Inc.   (MONFA)                |                                        |
|                                        |                                                |   Director            x 10% Owner      |
|----------------------------------------|------------------------------------------------|---                   ---               |
|      (Last)             (First)    (MI)|3.IRS or Soc. Sec. No. |4.Statement for Month/  |   Officer               Other          |
|                                        |  of Reporting Person  |  Year                  |---(give title below) ---(Specify below)|
|  2740 North Dallas Parkway, Suite 200  |  (Voluntary)          |                        |                                        |
|                                        |                       |  December 1999         |----------------------------------------|
|----------------------------------------|  75-2255876           |------------------------|7. Individual or Joint/Group Filing     |
|      (Street)                          |                       |5.If Amendment, Date of |   (Check Applicable Line)              |
|                                        |                       |  Original (Month/Year) |                                        |
|  Plano, Texas  75093                   |                       |                        |    Form filed by One Reporting Person  |
|                                        |                       |                        |---                                     |
|                                        |                       |                        | X  Form filed by More than One         |
|                                        |                       |                        |--- Reporting Person                    |
|----------------------------------------------------------------------------------------------------------------------------------|
|      (City)         (State)     (Zip)  |                                                                                         |
|                                        |     TABLE I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned    |
|----------------------------------------------------------------------------------------------------------------------------------|
|1.Title of Security            |2.Transac-  |3.Transac-|4.Security Acquired (A) or   |5.Amount of      |6.Owner-|7.Nature of      |
|  (Instr. 3)                   |  tion Date |tion Code |  Disposed of (D)            |  Securities     |Ship Fo-|  Indirect       |
|                               |(Month/Day/ |(Instr.8) |  (Instr. 3, 4 and 5)        |  Beneficially   |rm: Dir-|  Beneficial     |
|                               | Year)      |----------|-----------------------------|  Owned at End of|ect (D) |  Ownership      |
|                               |            |    |     |              |    |         |  Month (Instr.  |or Indi-|  (Instr. 4)     |
|                               |            |    |     |              |    |         |  3 and 4)       |rect (I)|                 |
|                               |            |    |     |              |(A) |         |                 |(Instr. |                 |
|                               |            |Code| V   |    Amount    |(D) |  Price  |                 |4)      |                 |
|-------------------------------|------------|----|-----|--------------|----|---------|-----------------|--------|-----------------|
|                               |            |    |     |              |    |         |                 |        |                 |
|-------------------------------|------------|----|-----|--------------|----|---------|-----------------|--------|-----------------|
|  Class A Common Stock         | 12/13/1999 | J  |     | 83,000(2)    | A  | $20(2)  |  1,484,863      |  I     |  (3)            |
|-------------------------------|------------|----|-----|--------------|----|---------|-----------------|--------|-----------------|
|                               |            |    |     |              |    |         |                 |        |                 |
|-------------------------------|------------|----|-----|--------------|----|---------|-----------------|--------|-----------------|
|                               |            |    |     |              |    |         |                 |        |                 |
------------------------------------------------------------------------------------------------------------------------------------
Reminder: Report on a separate line for each class securities owned directly or indirectly.                                   (Over)
*If the form is filed by more than one reporting person, see Instruction 4(b)(v).                                    SEC 1474 (3-99)
**The  reporting  person  disclaims  beneficial  ownership  of  the  reported securities.


FORM 4 (continued)          TABLE II - Derivative Securities Acquired, Disposed of, Beneficially Owned
                                   (e.g., puts, calls, warrants, options, convertible security)
------------------------------------------------------------------------------------------------------------------------------------
|1.Title of|2.Conver-|3.   |4.Tran-  |5.Number of        |6.Date     |7.Title and Amount |8.Price of|9.Number  |10.     |11.Nature |
|Derivative|sion or  |Tran-|  saction|  Derivative       |Exercisable|  of Underlying    |Derivative|  of      |Ownersh-|   of     |
|Security  |Exercise |sact-|  Code   |  Securities       |and        |  Securities       |Security  |Derivative|ip Form |Indirect  |
|(Instr. 3)|Price of |ion  |(Instr.8)|  Acquired (A) or  |Expiration |  (Instr. 3 and 4) |(Instr. 5)|Securities|of Deri-|Beneficial|
|          |Deriva-  |Date(|         |  Disposed of (D)  |Date       |                   |          |Benefi-   |vative  |Ownership |
|          |tive     |Month|         |  (Instr. 3, 4 an  |(Month/Day/|                   |          |cially    |Security|(Instr. 4)|
|          |Security |/Day/|         |  and 5)           |   Year)   |                   |          |Owned at  |: Direct|          |
|          |         |Year)|         |                   |-----------|-------------------|          |End of    |(D) or  |          |
|          |         |     |         |                   |     |     |         |Amount or|          |Month     |Indirect|          |
|          |         |     |---------|-------------------|Date |Exp. |  Title  |Number of|          |(Instr. 4)|(I) (In-|          |
|          |         |     |Code| V  |   (A)   |   (D)   |Exbl.|Date |         |Shares   |          |          |str. 4) |          |
|----------|---------|-----|----|----|---------|---------|-----|-----|---------|---------|----------|----------|--------|----------|
|          |         |     |    |    |         |         |     |     |         |         |          |          |        |          |
|----------|---------|-----|----|----|---------|---------|-----|-----|---------|---------|----------|----------|--------|----------|
|          |         |  /  |    |    |         |         |     |     |         |         |          |          |        |          |
|          |         |/    |    |    |         |         |     |     |         |         |          |          |        |          |
|          |         |     |    |    |         |         |     |     |         |         |          |          |        |          |
|          |         |     |    |    |         |         |     |     |         |         |          |          |        |          |
|          |         |     |    |    |         |         |     |     |         |         |          |          |        |          |
|          |         |     |    |    |         |         |     |     |         |         |          |          |        |          |
------------------------------------------------------------------------------------------------------------------------------------
Explanation  of  Responses:

(1)     Designated  Filer.  See  attached  Supplement  A  for  group  beneficial owners.
(2)     The number of shares owned and the price per share are presented in this Form  4  after  taking  into  account a 1-for-5 reverse stock split effected on November  23,  1998.
(3)     1,322,632  shares are owned directly by Consumer Finance Holdings, Inc., which  is  a  wholly  owned subsidiary of Pacific USA Holdings Corp., which is a wholly  owned  subsidiary  of  Pacific  Electric  Wire  &  Cable  Co.,
        Ltd.  162,231  shares are owned directly by First CF Corp., which  is a wholly owned subsidiary of Pacific
        Southwest Bank, which is a wholly owned  subsidiary  of  Pacific  Financial  Group,  Inc.,  which  is a wholly owned subsidiary of Pacific USA Holdings Corp., which is a  wholly  owned  subsidiary  of  Pacific  Electric
        Wire  &  Cable  Co.,  Ltd.
J       See  attached  Supplement  B  for  explanation  of  transaction.

*       See attached signature page for remainder of group beneficial owners.    PACIFIC  USA  HOLDINGS  CORP.


**      Intentional misstatements or omissions of facts constitute             /s/  Bill  C.  Bradley                    01/04/2000
        Federal Criminal Violations.  See 18 U.S.C. 1001 and                   -----------------------------------------  ----------
        15 U.S.C. 78ff(a).                                                      Bill C. Bradley, Chief Executive Officer*

                                                                                 ***Signature of Reporting Person             Date

                                                                                                                       Page 2  of  5
                                                                                                                     SEC 1474 (3-99)

                             Supplement A to Form 4
                             ----------------------

Form  4  Statement,  December  1999

Name  of  Reporting  Person                      Name  of  Issuer
---------------------------                      ----------------

Pacific  USA  Holdings  Corp.                    Monaco  Finance, Inc. (MONFA)

PACIFIC  ELECTRIC  WIRE  &  CABLE  CO.,  LTD.
4th  Floor, 285 Chung Hsiao East Road, Section 4
Taipei,  Taiwan,  Republic  of  China
Tax  ID  No.:  N/A  -  Foreign  Corporation

PACIFIC  USA  HOLDINGS  CORP.
2740  North  Dallas  Parkway,  Suite  200
Plano,  Texas  75093
Tax  ID  No.:  75-2255876

CONSUMER  FINANCE  HOLDINGS,  INC.
2740  North  Dallas  Parkway,  Suite  200
Plano,  Texas  75093
Tax  ID  No.:  75-2704763

PACIFIC  SOUTHWEST  BANK
800  N.  Shoreline  Blvd.
Suite  200  South  Tower
Corpus  Christi,  Texas  78401
Tax  ID  No.:  74-2520389

PACIFIC  FINANCIAL  GROUP,  INC.
c/o  The  Corporation  Trust  Company
Corporation  Trust  Center
1209  Orange  Street
Wilmington,  Delaware  19801
Tax  ID  No.:  51-0350769

FIRST  CF  CORP.
4144  North  Central  Expressway,  Suite  106
Dallas,  Texas  75204
Tax  ID  No.:  75-2672933

                             Supplement B to Form 4
                             ----------------------

Form  4  Statement,  December  1999

Name  of  Reporting  Person                      Name  of  Issuer
---------------------------                      ----------------

Pacific  USA  Holdings  Corp.                    Monaco  Finance,  Inc.  (MONFA)

     By letters dated December 13, 1999, Morris Ginsburg ("Ginsburg") exercised his option to "put" to Consumer Finance Holdings Corp. ("Consumer") 58,000 shares of Class B Common Stock of Monaco for the consideration of $1,160,000, and the Sandler Family Partners, Ltd. ("Sandler") exercised its option to "put" to Consumer 25,000 shares of Class B Common Stock of Monaco for the consideration of $500,000, for an aggregate of 83,000 shares of Class B Common Stock of Monaco in consideration of $1,660,000, pursuant to the terms of the Option Agreement effective as of December 4, 1997, made and entered into by and among Consumer, Ginsburg and Sandler ("Option Agreement"). The source of the funds for this transaction, which were paid on December 16, 1999, was working capital of Consumer which had previously been deposited into an escrow account established pursuant to the Option Agreement.

     Upon the transfer of the Class B Common Stock of Monaco from Ginsburg and Sandler to Consumer pursuant to the Option Agreement, the shares automatically convert into an equal number of shares of Class A Common Stock of Monaco.

                         ADDITIONAL SIGNATURES TO FORM 4
                         -------------------------------

Form  4  Statement,  December  1999

Name  of  Reporting  Person                      Name  of  Issuer
---------------------------                      ----------------

Pacific  USA  Holdings  Corp.                    Monaco  Finance, Inc. (MONFA)

Dated:  January 4, 2000

PACIFIC  ELECTRIC  WIRE  &  CABLE  CO.,  LTD.


By:     /s/  Tung  Ching-yun
        --------------------
     Tung  Ching-yun,  Vice  President

CONSUMER  FINANCE  HOLDINGS,  INC.


By:     /s/  Bill  C.  Bradley
        ----------------------
     Bill  C.  Bradley,  Chief  Executive  Officer

PACIFIC  SOUTHWEST  BANK


By:     /s/  Bobby  Hashaway
        --------------------
     Bobby  Hashaway,  Chief  Financial  Officer

PACIFIC  FINANCIAL  GROUP,  INC.


By:     /s/  Sun  Tao-tsun
        ------------------
     Sun  Tao-tsun,  Chief  Executive  Officer

FIRST  CF  CORP.


By:     /s/  Bobby  Hashaway
        --------------------
     Bobby  Hashaway,  Chief  Financial  Officer